

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Mr. Guy A. Paglinco
Vice President and Chief Financial Officer
Kid Brands, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

> **RE:**   **Kid Brands, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter ended March 31, 2011**
> **Filed May 10, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 9, 2011**
> **Form 8-K**
> **Filed June 22, 2011**
> **File No. 1-8681**

Dear Mr. Paglinco:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Form 10-K for the Fiscal Year ended December 31, 2010

Management's Discussion and Analysis

Results of Operations, page 30

2.  Please expand your disclosure to more fully discuss the causes for any material changes from period to period that had a material effect on your financial condition and results of operation.  When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor.  You should also ensure that you are explaining the majority of increases or decreases in each line item.  For example, while you disclose several reasons contributing to the 13.1% increase in net sales for the year ended December 31, 2010 as compared to previous fiscal year; it is unclear how and to what degree these events impacted 2010 net sales.  Please revise your MD&A accordingly to separately quantify and describe the specific reasons for material fluctuations between all periods presented wherever possible.

3.  You discuss why the effective income tax rates are different from the U.S. federal statutory rates but do not discuss the factors which caused changes in your effective tax rates from period to period.  Given that there appear to be significant changes in your effective tax rates from the year ended December 31, 2009 to the year ended December 31, 2010, please also disclose the actual effective tax rate percentages and discuss the reasons for significant changes in these rates.  Please quantify the impact of each factor if multiple factors contribute to the change.  For example, it appears that the reduction of valuation allowances for intangible assets, the reduction of valuation allowances on foreign tax credit carryforwards, and a reduction in the reserve for tax contingencies are some of the factors that may be causing significant changes.  Please also expand your discussion to address why you determined that these valuation allowances and reserves should be reduced.

Financial Statements

Notes to the Financial Statements

Note 8.  Debt, page 63

4.  In light of the various events of default and potential events of default under your credit agreement, including an unmatured event of default with respect to your breach of the Fixed Charge Coverage Ratio covenant for the quarter ending December 31, 2010 (as well as projected breaches of the Fixed Charge Coverage Ratio and Total Debt to Covenant EBITDA Ratio for certain future periods), please also disclose the actual ratios as of each reporting date for any material debt covenants.  Please also disclose the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and

Disclosures Interpretation 102.09 which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

5.  On March 30, 2011, you entered into a third amendment and waiver to your credit agreement
    to waive, among other things, specified existing and future events of default resulting from
    certain LaJobi, Inc. events and related breaches and to amend the definition of Covenant
    EBITDA.  Please address the following:
    *   Please disclose the terms of the waiver, including when it expires; and
    *   Please disclose the potential impact on your liquidity and capital resources of not being
        able to comply with these covenants and obtain waivers of compliance in the future.

Note 11.  Weighted Average Common Shares, page 68

6.  It appears that you restated your earnings per share amounts for the first and second quarter
    of 2009 to reflect the adoption of FSP No. EITF 03-06-01, which should have been adopted
    on January 1, 2009.  Please confirm.  Earnings per share amounts were also restated for the
    quarter and year ended December 31, 2008 as you had incorrectly included unvested
    restricted stock in your basic earnings per common share calculations. In this regard, please
    address the following:
    *   Please clearly disclose how you treat vested and unvested restricted stock  for purposes of
        computing EPS;
    *   For each of these restatements, please provide us with a summary of the corrections,
        which clearly shows each period that was impacted by the correction, the amounts
        previously reported for each period, the adjustment amounts for each period, and the
        revised amounts for each period;
    *   For each of these restatements and in the aggregate, please provide us with your
        materiality analysis pursuant to SAB Topics 1:M and 1:N;
    *   Please tell us what consideration you gave as to whether an Item 4.02 Form 8-K needed
        to be filed; and
    *   Please tell us what impact these errors had on your previous conclusions regarding the
        effectiveness of your disclosure controls and procedures and internal control over
        financial reporting.

Note 18.  Litigation, Commitments and Contingencies, page 79

7.  In late December 2010, your LaJobi subsidiary was selected by U.S. Customs for a focused
    assessment of its import practices and procedures.  The Board of Directors initiated an
    investigation which found instances in which incorrect import duties were applied on certain
    wooden furniture imported from vendors in the People's Republic of China.  The Board
    concluded that there was misconduct involved on the part of certain employees in connection
    with the incorrect payment of duties, including misidentifying the manufacturer and shipper
    of products.  During the fourth quarter of 2010, you recorded a charge in the amount of
    approximately $6.9 million, which includes $.3 million of interest, for import duties you
    anticipate will be owed to U.S. Customs.  It is possible that the actual amount of duty owed

will be higher upon completion and you may be assessed a penalty of up to 100% of any customs duty owed as well as possibly be subject to fines, penalties or other measures from U.S. Customs or other governmental authorities.  Please address the following:

- Please tell us what impact this matter had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting;
- If you determined that there is at least a reasonable possibility that a loss in excess of the amounts accrued may have been incurred, please disclose this and also the amount of loss or range of possible loss or state that such a loss cannot be estimated.  Refer to ASC 450-20-50;
- Aside from the accrual of duty amounts, please disclose if there has been any other impact of the above matter on the results of operations of your La Jobi subsidiary;
- Please tell us what consideration you gave as to whether prior period financial statements need to be restated.  Please tell us the impact of the error to each period presented; and
- Please also address what consideration you gave as to whether the above matter could be a potential indicator of impairment to the La Jobi intangible assets recorded.

8. You ceased making direct payments to L&J Industries in June 2010, when you became aware that L&J Industries had ceased operations.  However, you continued to pay for the services of approximately 26 of the former employees of L&J Industries.  You believe that the payment and other practices with respect to quality control, compliance and certain other services in Hong Kong, China, Vietnam and Thailand violated civil laws and potentially violated criminal laws in these jurisdictions.  You have established interim arrangements which you believe are currently in compliance with applicable requirements in such jurisdictions.  Please address the following:

- Please disclose how you are compensating the individuals whose services you continue to use; and
- Please clarify whether amounts have been accrued related to your expected violations.  If there is at least a reasonable possibility that a loss may have been incurred, you should disclose this and also the amount of the loss or range of possible loss or state that such a loss cannot be estimated.  Refer to ASC 450-20-50.

9. On page 27, you disclose that your Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 reported that payments were made by LaJobi, Inc. to L&J Industries.  However, while the reported amounts were correct, all or a portion of such payments were actually made by LaJobi, Inc. to individuals in Hong Kong, China, Vietnam and Thailand providing such services rather than to L&J Industries.  Please tell us what impact your discovery that your disclosures were incorrect had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

10. In regards to the complaint filed on March 22, 2011, please clarify whether amounts have been accrued.  If you determined that there is at least a reasonable possibility that a loss may

have been incurred, please disclose this and also the amount of loss or range of possible loss or state that such a loss cannot be estimated.  Refer to ASC 450-20-50.

11. You are a party to various copyright, patent and trademark infringement, unfair competition, breach of contract, customs, employment and other legal actions incidental to your business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially adversely affect your consolidated results of operations, financial condition or cash flows.  Please confirm that you considered these matters in the aggregate in addition to individually in making the determination that the amount of the ultimate liability will not materially adversely affect your consolidated results of operations, financial condition or cash flows.

Exhibits and Financial Statement Schedules, page 87

12. We note that you incorporate the Amended and Restated Credit Agreement, Exhibit 4.2, and the Second Amendment to Amended and Restated Credit Agreement, Exhibit 4.5, by reference to previously filed Exchange Act filings.  However, it does not appear that you have filed all the schedules and exhibits to these agreements when you initially filed them.  If these schedules and exhibits have been filed previously, please advise us as to where they are located.  Otherwise, in your next Exchange Act filing, please file these exhibits in full, including all schedules and exhibits.  Additionally, in future filings, please file credit agreements in the Exhibit 10 category.

Form 10-Q for the Fiscal Quarter ended March 31, 2011

General

13. Please address the above comments in your interim filings as well, as applicable.

Note 13 – Subsequent Events, page 21

14. On April 27, 2011, you received a letter on behalf of the landlord demanding payment of specified amounts claimed to be owed to such landlord by your former U.S. Gift business. The demand letter alleges, among other things, that The Russ Companies, Inc. failed to pay specified rent and other additional charges in an aggregate amount of approximately $5.9 million and demands payment from you for all such amounts.  Please clarify whether you have accrued amounts related to this matter.  If you believe that there is at least a reasonable possibility that a loss may have been incurred, please disclose this and also the amount of the loss or range of possible loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50.

Management's Discussion and Analysis

Recent Developments

TRC Matters, page 25

15. As a result of various impairment indicators in 2009, you tested for impairment of your
19.9% investment in The Russ Companies, Inc. and critically evaluated the collectability of
your $15.3 million note receivable.  As a result of this review, you determined that your
investment in The Russ Companies, Inc. was other than temporarily impaired and also
recorded a $10.3 million charge to reserve against the difference between the note receivable
and deferred revenue liability recorded related to The Russ Companies, Inc.  These
disclosures indicate that you recorded a reserve against the net amount owed rather than the
full note receivable amount.  Please advise.  Please tell us what the deferred revenue liability
relates to.  Please also confirm there are no other receivables recorded as of March 31, 2011
from The Russ Companies, Inc. which have not been fully reserved, including whether there
are any receivables recorded related to the license agreement.

Definitive Proxy Statement on Schedule 14A filed June 9, 2011

Compensation Discussion and Analysis, page 25

Operation of the 2010 IC Program, page 31

Establishing Corporate Objectives and Calculating the Corporate Component, page 32

16. We note that you have not disclosed your target levels for the corporate component of the IC
Program because you believe such disclosure will cause competitive harm to the company.
Please provide your analysis supplementally as to how you would be competitively harmed if
the specific corporate performance goals or targets for the IC Program were disclosed, using
the standard that would apply if you were requesting confidential treatment of information
pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2.  Please disclose the
threshold, target, and maximum performance levels for each performance goal or target.  See
Item 402(b)(2)(v) and (vi) of Regulation S-K.  In the event that you determine that disclosure
of future target levels would result in competitive harm to the company pursuant to Securities
Act Rule 406 or Securities Exchange Act Rule 24b-2, please discuss how difficult it will be
for you to achieve the undisclosed target levels.  Please refer to Instruction No. 4 to Item
402(b).

Calculating the Individual Goals and Objectives Component, page 34

17. We note that you set individual goals and objectives for each named executive officer in
connection with the IC Program.  Please detail the elements of individual performance and

contribution for each named executive officer that are taken into account when determining the amount to award pursuant to the individual component of the IC Program and how the goals are evaluated against actual performance to reach the amounts awarded. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Equity Awards, page 36

18. Please explain how you determine the dollar value of equity awards for each named executive officer. Refer to Item 402(b)(1)(v) of Regulation S-K.

19. We note your disclosure on the bottom of page 36 where you state "[t]he specific percentages utilized were determined using a combination of factors, including the scope of each individual's responsibilities and performance throughout the year." Please clarify how these specific percentages fit into your equity compensation determination. For example, clarify whether these percentages refer to a percentage of base salary, the split among types of equity compensation, etc. Additionally, please expand your disclosure to discuss the combination of factors in more detail.

Form 8-K filed June 22, 2011

20. On April 22, 2011, The Russ Companies, Inc., the acquirer of the former gift business of Kid Brands, Inc., and The Russ Companies, Inc.'s domestic subsidiaries, filed a voluntary petition under Chapter 7 of the United States Bankruptcy Code. On June 16, 2011, the Bankruptcy Court entered an order which, among other things, approves a settlement with the secured creditors of the Debtors. Please tell us the impact of the settlement agreement, if any, on the amounts owed under the lease agreement for which you received a letter demanding payment on April 27, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters.  Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief